UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange of 1934
(Amendment No. 2)*

América Móvil, S.A.B. de C.V.
(Name of Issuer)
L Shares, without par value
A Shares, without par value
American Depositary Shares each representing 20 L Shares
American Depository Shares each representing 20 A Shares
(Title of Class of Securities)
No CUSIP for the L Shares
No CUSIP for the A Shares
The CUSIP for the American Depositary Shares representing L Shares is 02364W105
The CUSIP for the American Depositary Shares representing A Shares is 02364W204
(CUSIP Number)
Wayne A. Wirtz, Esq.
AT&T Inc.
208 S. Akard St.
Dallas, Texas 75202
Telephone Number: 210-281-4105

Wayne A. Wirtz, Esq.
AT&T International, Inc.
208 S. Akard St.
Dallas, Texas 75202
Telephone Number: 210-281-4105
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 10, 2010 and June 11, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	For the L Shares, none. For the A Shares, none. For the American Depositary Shares representing L shares, 02364W105. For the American Depositary Shares representing A shares, 02364W204.

1.	NAME OF REPORTING PERSON AT&T Inc. (formerly known as SBC Communications Inc.)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3.	SEC Use Only

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 A Shares and 3,621,532,292 L Shares[1]

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

0 A Shares and 3,621,532,292 L Shares[1]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 A Shares and 3,621,532,292 L Shares[2]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0% of A Shares and 11.60% of L Shares[3]

14.	TYPE OF REPORTING PERSON

HC
1 See the Schedule 13D filed on June 20, 2008, by AT&T Inc. and AT&T International, Inc. (the “Original 13D”), as amended and supplemented by Amendment No. 1 thereto (the “Schedule 13D”) for an explanation of the number of shares included in this amount. The amount of 2,420,939,275 set forth in footnote 1 of the Schedule 13D is amended to 3,746,692,957 based upon (i) 28,359,626,009 L Shares outstanding, (ii) 11,712,316,330 AA Shares outstanding and (iii) 403,094,742 A Shares outstanding, each as of July 30, 2010, as reported by the Mexican Stock Exchange and upon the knowledge of the Reporting Persons derived from the Slim 13-D (as defined herein), as amended through Amendment No. 21 (as defined herein).
2 See the Original 13D for an explanation of the number of shares included in this amount. The amount of 2,420,939,275 set forth in footnote 2 of the Schedule 13D is amended to 3,746,692,957 based upon the numbers of shares outstanding set forth in footnote 1 above and upon the knowledge of the Reporting Persons derived from the Slim 13-D, as amended through Amendment No. 21.
3 See the Original 13D for an explanation of the percentages included in this amount. The amount of 20.96%, set forth in footnote 3 of the Schedule 13D is amended to 23.04%, based upon the numbers of shares outstanding set forth in footnote 1 above and upon the knowledge of the Reporting Persons derived from the Slim 13-D, as amended through Amendment No. 21.

CUSIP No.:	For the L Shares, none. For the A Shares, none. For the American Depositary Shares representing L shares, 02364W105. For the American Depositary Shares representing A shares, 02364W204.

1.	NAME OF REPORTING PERSON AT&T International, Inc. (formerly known as SBC International, Inc.)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3.	SEC Use Only

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 A Shares and 3,621,532,292 L Shares[4]

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

0 A Shares and 3,621,532,292 L Shares[4]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 A Shares and 3,621,532,292 L Shares[5]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0% of A Shares and 11.60% of L Shares[6]

14.	TYPE OF REPORTING PERSON

CO
4 See the Original 13D for an explanation of the number of shares included in this amount. The amount of 2,420,939,275 set forth in footnote 4 of the Schedule 13D is amended to 3,746,692,957 based upon the numbers of shares outstanding set forth in footnote 1 above and upon the knowledge of the Reporting Persons derived from the Slim 13-D, as amended through Amendment No. 21.
5 See the Original 13D for an explanation of the number of shares included in this amount. The amount of 2,420,939,275 set forth in footnote 5 of the Schedule 13D is amended to 3,746,692,957 based upon the numbers of shares outstanding set forth in footnote 1 above and upon the knowledge of the Reporting Persons derived from the Slim 13-D, as amended through Amendment No. 21.
6 See the Original 13D for an explanation of the percentages included in this amount. The amount of 20.96%, set forth in footnote 6 of the Schedule 13D is amended to 23.04%, based upon the numbers of shares outstanding set forth in footnote 1 above and on the information contained in Amendment No. 21 to the Slim 13D and upon the knowledge of the Reporting Persons derived from the Slim 13-D, as amended through Amendment No. 21.

          This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “Commission”) on June 20, 2008 by AT&T Inc. (“AT&T”) and AT&T International, Inc. (“AT&TI,” and, together with AT&T, the “Reporting Persons”), as amended and supplemented by Amendment No. 1 thereto, filed with the Commission on April 30, 2010 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Information about the Control Trust is based in part on the Schedule 13D filed on behalf of Carlos Slim Helú, his family, and certain related trusts on March 8, 2001, as amended as supplemented through Amendment No. 21, filed on July 30, 2010 (“Amendment No. 21”), thereto (as so amended, the “Slim 13D”) and the Form 20-F filed by the Issuer on May 25, 2010. The Reporting Persons are filing this Amendment promptly following the filing of Amendment No. 21, which contains the information relating to the Slim Parties used by Reporting Persons in this Amendment. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect.

Item 4.	Purpose of Transaction.
          Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
          On June 10, 2010, the Issuer completed its offer for the exchange or purchase of all of the shares of Telmex Internacional S.A.B. de C.V. (“Telmex Internacional”) not owned by Carso Global Telecom S.A. de C.V. (the “Offer”), pursuant to which the holders of shares of Telmex Internacional could elect to receive, for each share of Telmex Internacional tendered in the Offer, either (i) 0.373 L Shares of the Issuer or (ii) 11.66 pesos. The Reporting Persons tendered all of their shares in Telmex Internacional in the Offer in exchange for L Shares of the Issuer. As a result, the Reporting Persons’ beneficial ownership of the Issuer’s L Shares increased from 2,869,670,964 L Shares to 3,540,867,132 L Shares, and their beneficial ownership of Telmex Internacional’s shares decreased to zero shares.
          On June 11, 2010, AT&TI, acting through a Mexican trust, purchased 80,665,160 L Shares of the Issuer from a Mexican trust through which pension fund assets of Teléfonos de México, S.A.B. de C.V. (“Teléfonos de México”) are held at an aggregate purchase price of U.S. $201,662,900 ($2.50 per share). As a result, the Reporting Persons’ beneficial ownership of the Issuer’s L Shares increased to 3,621,532,292 L Shares. A copy of the stock purchase agreement, dated June 11, 2010, pursuant to such transaction was effected is attached hereto as Exhibit I. AT&TI holds the L Shares of the Issuer acquired pursuant to the stock purchase agreement through its Mexican trust party thereto. Spanish and English versions of the trust administration agreement for AT&TI’s Mexican trust in are attached hereto as Exhibits II and III respectively. (As a result of the June 10, 2010 completion of the Issuer’s exchange offer to the shareholders of Carso Global Telecom, S.A.B. de C.V. (“CGT”), pursuant to which the Issuer offered to exchange 2.0474 of its L Shares for each Series A1 share of CGT tendered (the “CGT Offer”), the Issuer owns 99.44% of CGT’s outstanding shares and may be deemed to control Teléfonos de México through CGT’s direct ownership of Teléfonos de México’s A Shares and AA Shares and CGT’s power to vote the AA Shares beneficially owned by the Reporting Persons pursuant to a Shareholders Agreement, dated as of December 20, 2000, between CGT and AT&TI, which is attached hereto as Exhibit IV.)

Item 5.	Interest in Securities of the Issuer.
          Item 5 of the Schedule 13D is hereby amended and supplemented as follows. (The following disclosure regarding securities which to the knowledge of the Reporting Persons are beneficially owned by the Control Trust is based on the information contained in Amendment No. 21 to the Slim 13D).
(a) The number of L Shares (including L Shares ADS) of the Issuer beneficially owned by AT&T and AT&TI is amended to be increased from 2,869,670,964 to 3,621,532,292.
          The percentage of L Shares (including L Shares ADS) of the Issuer beneficially owned by AT&T and AT&TI is amended to be decreased from 12.57% to 11.60%.
          The number and percentage of L Shares (including L Shares ADS) beneficially owned by the Control Trust (in the event that the Control Trust is deemed to be part of a group with the Reporting Persons and to the knowledge of the Reporting Persons) are amended to be increased from 5,290,610,239 to 7,368,225,249 and to be increased from 20.96% to 23.04%, respectively. Such amended number and percentage include 2,999,055,007 L Shares that the Control Trust reported in Amendment No. 21 it had received in the CGT Offer.
(b) The numbers of L Shares (including L Shares ADS) of the Issuer which, to the knowledge of the Reporting Persons, the Control Trust has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, are amended to be increased from 5,290,610,239 to 7,368,225,249 and to be increased from 5,290,610,239 to 7,368,225,249, respectively. Such amended numbers include 2,999,055,007 L Shares that the Control Trust reported in Amendment No. 21 it had received in the CGT Offer.
(c) Exhibit V sets forth any transactions in A Shares, L Shares, A Share ADS and L Share ADS effected during the past sixty days by the Reporting Persons and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.
          The disclosure set forth in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

I	Stock Purchase Agreement, dated as of June 11, 2010 between Banco Inbursa, S.A., Division Fiduciaria acting as Trustee on behalf of, and for the benefit of the Trust F/1652 and Banco Inbursa, S.A., Division Fiduciaria acting as Trustee on behalf of, and for the benefit of the Trust F/0008
II	Trust Administration and Investment Agreement between AT&T International, Inc. and Banco Inbursa, S.A., dated June 10, 2010 (Spanish Version)
III	Trust Administration and Investment Agreement between AT&T International, Inc. and Banco Inbursa, S.A., dated June 10, 2010 (English Version)
IV	Shareholders Agreement, dated as of December 20, 2000, between CGT and AT&TI (incorporated by reference to Exhibit III of the Reporting Persons’ filing on Schedule 13-D for Telèfonos de Mèxico S.A.B. de C.V. (File no. 001-32741), filed June 20, 2008
V	Transactions in A Shares, L Shares, A Shares ADS and L Shares ADS

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.
Dated: August 2, 2010

AT&T Inc.
By:	/s/ Jonathan P. Klug
	Name:	Jonathan P. Klug
	Title:	Senior Vice President and Treasurer

AT&T International, Inc.
By:	/s/ Jonathan P. Klug
	Name:	Jonathan P. Klug
	Title:	Senior Vice President and Treasurer